July 21, 2015

VIA EDGAR

Mary Cole

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Cole:

On May 7, 2015, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the Catalyst/Auctos Managed Futures Multi-Strategy Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on June 22, 2015, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1. Please confirm whether the Fund expects to have any AFFE and add it to the fee table if necessary. Please also confirm supplementally that the Fund will present consolidated financial information for the Fund and its subsidiary.

Response. The Registrant has made the revision requested, and the Registrant so confirms.

Comment 2. In “Principal Investment Strategies,” please explain what is meant by “100% systematic.”

Response. The Registrant has revised the disclosure as follows:

“The Investment Program is 100% systematic and utilizes a multi-system approach that participates in long, intermediate and short-term time frames.”

The Investment Program utilizes a multi-system approach that participates in long, intermediate and short-term time frames. Trades are initiated based on models.

Comment 3. In “Principal Investment Strategies,” please include an explanation of what a futures contract is in the disclosure.

Response. The Registrant has revised the disclosure as follows:

“The Fund seeks to achieve its investment objective by (i) entering into both long and short positions in futures contracts and (ii) holding cash, money market mutual funds and other cash equivalents. When the Fund invests in futures, it will primarily invest in futures contracts of domestic and developed foreign countries’ futures markets and will invest across multiple sectors of financial and commodity futures contracts and time frames. A futures contract is a contractual agreement to buy or sell a particular commodity or financial instrument at a pre-determined price in the future. Examples of sectors in which the Fund may invest from time to time include stock indices, currencies, interest rates, metals, energy, livestock, soft commodities (such as cocoa, coffee, cotton and sugar) and grains. Investment in these instruments may be made by the Fund directly or indirectly by investing through its Subsidiary (as described below) that invests in the instruments.”

Comment 4. In “Principal Risks of Investing in the Fund”, please describe the risks of each type of derivative that will be employed in the strategy. Please also consider adding regulatory risk related to the possibility that the CFTC could decide the Fund is subject to their regulations.

Response. The adviser has confirmed to the Registrant and futures contracts are the only type of derivative that will be a principal investment of the Fund, so the Registrant has not revised the disclosure because a separate futures contract risk is already provided. The Registrant did not add regulatory risk because it believes the risk disclosure is adequate as it is.

Comment 5. Supplementally please provide the following representations and/or confirmations as described in the MassMutual No-Action Letter (Mass Mutual Institutional Funds, SEC No-Action Letter, pub. avail. Sept. 28, 1995) (“MassMutual”):

1.	Please describe the Predecessor Fund including why and when it was created. If it was created solely for the establishment of a performance record, prior performance should not be included in the Registration Statement.
2.	Please state whether the advisor managed any other accounts substantially similar to the Fund. If so, were those accounts converted to registered investment companies? If not, why not?
3.	Please explain why the Predecessor Fund was chosen to be registered and if any other substantially similar accounts had lower performance relative to the Predecessor Fund.
4.	State whether the Predecessor Fund transferred substantially all of its securities to the Fund or if only a portion was transferred to the newly registered Fund.
5.	Please confirm whether the advisor believes that the Predecessor Fund could have complied with Sub-Chapter M of the Internal Revenue Code.

Please also confirm supplementally that (i) the objectives, policies, guidelines and restrictions of the Fund are in all material respects equivalent to those of the Predecessor Fund; (ii) the Fund will show both before and after tax returns once the Fund has performance as a mutual fund; (iii) the performance has been adjusted to reflect the Fund’s maximum sales load; and (iv) all Predecessor Fund expenses were deducted from the performance shown, and, if the Fund will have higher fees than the Predecessor Fund, disclose that the performance would have been lower.

Response.

1.	The Predecessor Fund (Auctos Global Diversifed Fund) filed Certificate of Formation in the State of Delaware on September 24, 2007. Trading commenced on November 1, 2007. The Predecessor Fund was not formed for the sole purpose of establishing a performance record.
2.	The advisor does not currently manage any other accounts substantially similar to the Fund.
3.	The Predecessor Fund is not being registered. It is contributing its securities to the Fund in exchange for fund shares. Its trading strategies and models are the same as those to be used by the Fund.
4.	The Predecessor Fund will transfer substantially all of its assets to the Fund.
5.	The Predecessor Fund would not have complied with Sub-Chapter M. The Registrant intends for the Fund to comply with Subchapter M.

Additionally, Registrant confirms that (i) the objectives, policies, guidelines and restrictions of the Fund are in all material respects equivalent to those of the Predecessor Fund and (ii) the Fund will show both before and after tax returns once the Fund has performance as a mutual fund. The performance shown has not been adjusted to reflect the Fund’s maximum sales load because the performance shown is for Class I shares, which do not have a sales load. The adviser has also confirmed to the Registrant that all Predecessor Fund expenses were deducted from the performance shown and that the Fund will have lower fees than the Predecessor Fund.

SAI:

Financial Statements

Comment 6. Please include in the SAI two years of audited financial statements of the Predecessor Fund or request an exemption from the SEC accounting staff under Regulation S-X.

Response. The Fund is not being created as a result of a merger with the Predecessor Fund and therefore will not link back to the Predecessor Fund with respect to its financial history. Accordingly,  the financial statements for the Predecessor Fund for the past two years will not be disclosed in the Fund’s SAI.

* * * * *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Andrew Davalla at (614) 469-3353 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Andrew Davalla

Andrew Davalla